SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for July 1, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82904
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

48307 ARC 2002-BC4 [10169.067]
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 1, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: [signature]

Name: Daniel E. Israeli
Title: Vice President

Exhibit Index

Exhibit	Page
99.1 Computational Materials	4

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AMORTIZING RESIDENTIAL COLLATERAL TRUST

Mortgage Pass-Through Certificates, Series 2002-BC4

$660,768,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST, SERIES 2002-BC4
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 5% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P) (4)
A (5)	$542,050,000	1M Libor	3.15	1-124	18.50%	TBD	July 25, 2032	Aaa/AAA
A-IO (6)	Notional	N/A	N/A	N/A	N/A	N/A	June 25, 2004	Aaa/AAA
M1	$39,905,000	1M Libor	5.76	37-124	12.50%	TBD	July 25, 2032	Aa2/AA
M2	$36,580,000	1M Libor	5.76	37-124	7.00%	TBD	July 25, 2032	A2/A
M3	$29,929,000	1M Libor	5.69	37-124	2.50%	TBD	July 25, 2032	Baa2/BBB
B1	$12,304,000	1M Libor	4.91	37-96	0.65%	TBD	July 25, 2032	Baa3/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P) (4)
A (5)	$542,050,000	1M Libor	3.25	1-204	18.50%	TBD	July 25, 2032	Aaa/AAA
A-IO (6)	Notional	N/A	N/A	N/A	N/A	N/A	June 25, 2004	Aaa/AAA
M1	$39,905,000	1M Libor	5.96	37-171	12.50%	TBD	July 25, 2032	Aa2/AA
M2	$36,580,000	1M Libor	5.90	37-157	7.00%	TBD	July 25, 2032	A2/A
M3	$29,929,000	1M Libor	5.70	37-135	2.50%	TBD	July 25, 2032	Baa2/BBB
B1	$12,304,000	1M Libor	4.91	37-96	0.65%	TBD	July 25, 2032	Baa3/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 100% of the Adjustable Rate Prepayment Assumption and 115% of the Fixed Rate Prepayment Assumption. 100% of the Adjustable Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.00% each month to 27% CPR in month 24 and remain at 27% CPR thereafter. 100% of the Fixed Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.45% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.65%.

(4) All Classes of Certificates will be rated by Moody's and S&P.

(5) Class A is the Senior Certificate of the collateral pool.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A certificate, until it has been retired. Principal will then be allocated sequentially to the M1, M2 M3 and B1 certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A certificate to the Target Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3 and B1 certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes A, M1, M2, M3 and B1 (the "Libor Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificate based upon its Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on June 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Securities Administration Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A and Current and Carryforward Interest to the Class A-IO;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3 and B1 (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, to the Class A and then sequentially to Classes M1, M2, M3 and B1 to maintain the Overcollateralization Target;

(7) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(8) To pay sequentially to Classes M1, M2, M3 and B1 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(9) To pay sequentially to Classes M1, M2, M3 and B1 any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class B2 Certificate.[1]

(11) To pay remaining amounts to the holder of the Class X Certificate. [1]

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8), (10) and (11), in that order of priority.

Class A-IO Notional Amount

The Class A-IO Notional Balance will be the lesser of the beginning period collateral balance and the following schedule:

Distribution Dates	A-IO Notional Amount
1-6	$219,480,381
7-12	$179,574,857
13-18	$139,669,334
19-24	$79,811,048

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero. The Class A-IO will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-two month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule below.

Month	Notional Balance
1	N/A
2	656,146,036.16
3	650,694,448.26
4	644,417,118.44
5	637,320,503.38
6	629,408,322.84
7	620,700,097.17
8	611,213,303.54
9	600,961,817.09
10	589,979,507.77
11	578,469,077.83
12	566,568,423.45

Month	Notional Balance
13	554,839,215.42
14	543,356,961.11
15	532,116,246.64
16	521,111,784.06
17	510,338,406.39
18	499,791,290.33
19	489,465,262.36
20	479,355,506.19
21	469,423,782.38
22	459,702,935.32
23	0

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate collateral balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate collateral balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6.00% divided by 12 and (B) the Class A-IO Notional Balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administration Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class B2, Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, Class B1, then Class M3, then Class M2, and then Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

5% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 5% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A will double, and the margins on the Subordinate Classes will increase to 1.5 times their initial margin.

Origination and Servicing

The majority of the mortgage loans were originated by Wells Fargo (40.3%), Finance America (35.8%) and BNC (20.1%), and as of the closing date will be serviced by Wells Fargo (40.3%), Ocwen (36.7 %) and Option One (20.1%). As of August 1st, the loans serviced by Option One will transfer to Ocwen, and 56.8% of the loans will be serviced by Ocwen. Any servicing transfer will be subject to rating agency approval.

Mortgage Insurance

Approximately 35.4% of the mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Primary Mortgage Insurance ("PMI"), Radian, GE Mortgage Services ("GE") or Amerin Guaranty Corp. Approximately 96.8% of the loans over 80% LTV with mortgage insurance are covered down to 80% LTV.

Approximately 96.6% of the loans with an LTV over 80% covered by loan level policies were originated by Wells Fargo.

Credit Enhancement

Subordination

Classes A and A-IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, M3 and B1, Class M2 will be senior to Class M3 and Class B1, and Class M3 will be senior to Class B1. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B1, M3, M2, and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 0.65% of the cutoff date collateral balance. On or after the Stepdown Date or any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 0.65% of the Cut-Off Date Balance and (ii) 1.30% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date, provided a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 41% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3 and B1 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A Aaa/AAA Libor Floater	A-IO Aaa/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and has the preferential right to receive Interest over the Subordinate Classes.
M1 Aa2/AA Libor Floater		
M2 A2/A Libor Floater		Classes M1, M2, M3 and B1 are subordinate Classes subject to a lock-out period of 36 months with respect to principal payments.
M3 Baa2/BBB Libor Floater		
B1 Baa3/BBB- Libor Floater		

Contacts		
MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
Product Management	Arthur Chu	(201) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Mary Stone	(212) 526-9606
	Jenna Levine	(212) 526-1453
Structuring	Vanessa Vanacker	(212) 526-8315

Summary of Terms	
Issuer:	Amortizing Residential Collateral Trust, Series 2002-BC4
Depositor:	Structured Asset Securities Corporation
Trustee:	Bank One
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: July 25, 2002
Cut-Off Date:	June 1, 2002
Expected Pricing Date:	June [ ], 2002
Expected Closing Date:	[July 2, 2002]
Expected Settlement Date:	[July 2, 2002] through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	June 25, 2002
Day Count:	Actual/360 on Classes A, M1, M2, M3 and B1 30/360 on Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Securities Administration Fee:	0.0050% of the Group principal balance annually (includes Trustee Fee)

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Class A. Minimum $100,000; increments $1000 in excess thereof for Classes M1, M2, M3 and B1. Minimum$1,000,000; increments $1 in excess thereof for Class A-IO
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, A-IO, M1, M2, M3 and B1 Certificates are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

The Trust will issue Certificates including the 6 Classes of Certificates described in this memo. The Class A and Class A-IO will be issued as Senior Certificates. The Classes M1, M2, M3 and B1 will be issued as Subordinate Certificates. All of the Senior and Subordinate Certificates will be publicly offered.

The Trust will also issue a Class B2 Net Interest Margin Certificate, which is not being marketed via this memo. The Class B2 will be privately offered.

Sensitivity Analysis – To 5% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.76	4.09	3.15	2.54	2.08
Window (mos)	1-224	1-163	1-124	1-98	1-81
Expected Final Mat.	2/25/21	1/25/16	10/25/12	8/25/10	3/25/09
Class M1					
Avg. Life (yrs)	10.76	7.57	5.76	4.79	4.38
Window (mos)	63-224	44-163	37-124	40-98	42-81
Expected Final Mat.	2/25/21	1/25/16	10/25/12	8/25/10	3/25/09
Class M2					
Avg. Life (yrs)	10.76	7.57	5.76	4.74	4.20
Window (mos)	63-224	44-163	37-124	38-98	39-81
Expected Final Mat.	2/25/21	1/25/16	10/25/12	8/25/10	3/25/09
Class M3					
Avg. Life (yrs)	10.64	7.48	5.69	4.65	4.06
Window (mos)	63-224	44-163	37-124	37-98	37-81
Expected Final Mat.	2/25/21	1/25/16	10/25/12	8/25/10	3/25/09
Class B1					
Avg. Life (yrs)	9.29	6.45	4.91	4.04	3.54
Window (mos)	63-178	44-128	37-96	37-77	37-63
Expected Final Mat.	4/25/17	2/25/13	6/25/10	11/25/08	9/25/07

[1] **100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.89	4.20	3.25	2.61	2.14
Window (mos)	1-321	1-261	1-204	1-165	1-135
Expected Final Mat.	3/25/29	3/25/24	6/25/19	3/25/16	9/25/13
Class M1					
Avg. Life (yrs)	11.05	7.81	5.96	4.95	4.50
Window (mos)	63-290	44-220	37-171	40-136	42-111
Expected Final Mat.	8/25/26	10/25/20	9/25/16	10/25/13	9/25/11
Class M2					
Avg. Life (yrs)	10.97	7.73	5.90	4.85	4.28
Window (mos)	63-273	44-202	37-157	38-124	39-102
Expected Final Mat.	3/25/25	4/25/19	7/25/15	10/25/12	12/25/10
Class M3					
Avg. Life (yrs)	10.67	7.51	5.70	4.67	4.06
Window (mos)	63-243	44-175	37-135	37-107	37-88
Expected Final Mat.	9/25/22	1/25/17	9/25/13	5/25/11	10/25/09
Class B1					
Avg. Life (yrs)	9.29	6.45	4.91	4.04	3.54
Window (mos)	63-178	44-128	37-96	37-77	37-63
Expected Final Mat.	4/25/17	2/25/13	6/25/10	11/25/08	9/25/07

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

A-IO Sensitivity Analysis [1]	
Price [2]	Yield (%)
7-31	5.459
7-31+	5.217
8-00	4.977
8-00+	4.738
8-01	4.499
8-01+	4.262
8-02	4.025
8-02+	3.789
8-03	3.554
8-03+	3.321
8-04	3.088
Mod. Dur.	0.81 [3]

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 8-01 plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 22 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A Funds Cap (%)	Period	A Funds Cap (%)
1	N/A	31	10.5384
2	N/A	32	10.5355
3	N/A	33	11.6611
4	N/A	34	10.5301
5	N/A	35	11.7367
6	N/A	36	11.3544
7	N/A	37	11.7289
8	N/A	38	11.3468
9	N/A	39	11.3430
10	N/A	40	11.7174
11	N/A	41	12.0329
12	N/A	42	12.4297
13	N/A	43	12.0243
14	N/A	44	12.0198
15	N/A	45	13.3028
16	N/A	46	12.0111
17	N/A	47	12.7580
18	N/A	48	12.3417
19	N/A	49	12.7481
20	N/A	50	12.3321
21	N/A	51	12.3273
22	N/A	52	12.7334
23	9.2085	53	12.4013
24	8.8827	54	12.8096
25	10.2573	55	12.3916
26	9.9268	56	12.3867
27	9.9245	57	13.7084
28	10.2530	58	12.3770
29	10.5400	59	12.8690
30	10.8927	60	12.4489

(1) Based on 6 month LIBOR and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

ARC 2002-BC4 Collateral Summary

Total Number of Loans	4,634	**Prepayment Penalty**	
Total Outstanding Loan Balance	$665,092,064	None	14.4%
Average Loan Principal Balance	$143,524	0.001-1.000	1.8%
Fixed Rate	28.1%	1.001-2.000	50.4%
Adjustable Rate	71.9%	2.001-3.000	18.5%
Prepayment Penalty	85.6%	3.001-4.000	0.0%
Weighted Average Coupon	8.9%	4.001-5.000	14.8%
Weighted Average Margin	6.3%		
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Geographic Distribution**	
Weighted Average Maximum Rate	15.4%	(Other states account individually for less than	
Weighted Average Floor	8.0%	4% of the Cut-off Date principal balance)	
Weighted Average Original Term (mo.)	344.9	CA	35.8%
Weighted Average Remaining Term (mo.)	341.8	IL	5.3%
Weighted Average Loan Age (mo.)	3.1	FL	5.0%
Weighted Average Original LTV	79.0%	TX	4.8%
Non-Zero Weighted Average FICO	611	CO	4.0%
Non-Zero Weighted Average DTI	39.8%		
		Lien Position	
Product Type		First	99.9%
2/28 ARM (LIBOR)	62.4%	Second	0.1%
Fixed Rate	22.5%		
3/27 ARM (LIBOR)	8.7%	**Occupancy Status**	
Balloon	5.7%	Primary Home	93.6%
Other	0.7%	Investment	6.0%
		Second Home	0.4%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	540	$20,204,944.29	3.04%
50,000.01 - 100,000.00	1,381	102,188,214.01	15.36
100,000.01 - 150,000.00	1,084	134,526,741.31	20.23
150,000.01 - 200,000.00	693	120,229,295.39	18.08
200,000.01 - 250,000.00	355	79,016,615.54	11.88
250,000.01 - 300,000.00	208	56,702,269.67	8.53
300,000.01 - 350,000.00	132	43,099,565.37	6.48
350,000.01 - 400,000.00	104	39,098,148.60	5.88
400,000.01 - 450,000.00	45	19,207,033.46	2.89
450,000.01 - 500,000.00	27	12,910,893.81	1.94
500,000.01 - 550,000.00	24	12,785,660.64	1.92
550,000.01 - 600,000.00	29	16,653,234.72	2.50
600,000.01 - 650,000.00	8	5,121,849.98	0.77
700,000.01 - 750,000.00	1	703,144.02	0.11
800,000.01 - 850,000.00	1	827,069.33	0.12
850,000.01 - 900,000.00	1	873,722.54	0.13
900,000.01 - 950,000.00	1	943,661.77	0.14
Total:	**4,634**	**$665,092,064.45**	**100.00%**

Minimum: $371.16
Maximum: $943,661.77
Average: $143,524.40

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.500 - 6.000	12	$2,520,308.02	0.38%
6.001 - 6.500	52	11,083,465.90	1.67
6.501 - 7.000	151	30,782,305.94	4.63
7.001 - 7.500	297	55,221,221.66	8.30
7.501 - 8.000	524	99,154,155.18	14.91
8.001 - 8.500	523	84,302,027.22	12.68
8.501 - 9.000	688	112,643,656.31	16.94
9.001 - 9.500	494	67,267,822.82	10.11
9.501 - 10.000	567	75,667,986.75	11.38
10.001 - 10.500	379	41,731,950.68	6.27
10.501 - 11.000	342	35,572,710.00	5.35
11.001 - 11.500	219	18,635,564.10	2.80
11.501 - 12.000	174	15,510,893.60	2.33
12.001 - 12.500	103	7,471,719.77	1.12
12.501 - 13.000	68	4,653,436.42	0.70
13.001 - 13.500	26	2,391,221.10	0.36
13.501 - 14.000	12	407,938.40	0.06
14.001 - 14.250	3	73,680.58	0.01
Total:	**4,634**	**$665,092,064.45**	**100.00%**

Minimum:	5.500%
Maximum:	14.250%
Weighted Average:	8.927%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	5	$273,875.93	0.04%
171 - 180	476	54,536,168.72	8.20
181 - 240	21	1,166,309.53	0.18
241 - 300	2	73,574.91	0.01
301 - 360	4,125	608,702,233.77	91.52
361 >=	5	339,901.59	0.05
Total:	**4,634**	**$665,092,064.45**	**100.00%**

Minimum: 120
Maximum: 377
Weighted Average: 345

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
51 – 170	82	$4,545,826.67	0.68%
171 – 180	407	50,650,155.35	7.62
181 – 240	21	1,405,987.07	0.21
241 – 300	11	968,577.77	0.15
301 - 360	4,113	607,521,517.59	91.34
Total:	**4,634**	**665,092,064.45**	**100.00**

Minimum: 54
Maximum: 360
Weighted Average: 342

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	2	$77,767.70	0.01%
10.001 - 20.000	32	1,195,124.85	0.18
20.001 - 30.000	25	2,179,203.07	0.33
30.001 - 40.000	59	5,673,950.69	0.85
40.001 - 50.000	98	11,960,418.96	1.80
50.001 - 60.000	188	25,933,914.72	3.90
60.001 - 70.000	571	83,005,348.14	12.48
70.001 - 80.000	1,735	253,644,363.85	38.14
80.001 - 90.000	1,590	227,640,298.87	34.23
90.001 - 100.000	334	53,781,673.60	8.09
Total:	**4,634**	**665,092,064.45**	**100.00**

Minimum: 6.890%
Maximum: 100.000%
Weighted Average: 79.015%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Not Available	23	$1,428,491.70	0.21%
451 - 500	63	5,029,335.06	0.76
501 - 550	910	107,831,845.11	16.21
551 - 600	1,435	188,850,102.31	28.39
601 - 650	1,248	199,283,582.97	29.96
651 - 700	658	108,441,311.88	16.30
701 - 750	209	38,544,390.86	5.80
751 - 800	84	15,057,029.42	2.26
801 >=	4	625,975.14	0.09
Total:	**4,634**	**665,092,064.45**	**100.00%**

Non-Zero Minimum: 453
Maximum: 805
NZWA: 611

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,181	$314,277,199.94	47.25%
Purchase	1,576	216,425,206.67	32.54
Rate/Term Refinance	599	83,073,570.86	12.49
Debt Consolidation	275	51,158,056.64	7.69
Home Improvement	3	158,030.34	0.02
Total:	**4,634**	**$665,092,064.45**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	3,830	$535,193,087.08	80.47%
PUD	237	51,847,940.21	7.80
2-4 Family	263	39,955,049.22	6.01
Condo	261	34,810,087.85	5.23
Manufactured Housing	31	2,532,191.94	0.38
Townhouse	11	719,447.32	0.11
Row House	1	34,260.83	0.01
Total:	**4,634**	**$665,092,064.45**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	675	$140,634,126.08	21.15%
CA-N	436	97,462,282.12	14.65
IL	231	35,004,860.14	5.26
FL	283	33,506,945.43	5.04
TX	256	31,875,138.02	4.79
CO	155	26,725,053.22	4.02
MN	137	20,491,397.71	3.08
AZ	136	17,830,103.82	2.68
OH	177	15,482,169.64	2.33
NY	84	15,355,599.70	2.31
MI	145	15,259,908.70	2.29
PA	153	14,372,239.84	2.16
NJ	87	13,762,472.71	2.07
WA	98	13,408,262.91	2.02
OR	90	11,894,788.64	1.79
MA	54	10,068,756.82	1.51
GA	83	10,005,123.81	1.50
MD	61	9,891,925.88	1.49
VA	73	9,439,946.46	1.42
MO	109	8,998,581.31	1.35
HI	48	8,947,955.00	1.35
CT	57	8,921,328.87	1.34
NV	61	8,584,584.29	1.29
IN	113	7,919,969.03	1.19
WI	74	6,467,894.09	0.97
NC	60	6,047,370.17	0.91
UT	44	5,935,491.69	0.89
TN	77	5,348,396.05	0.80
OK	72	5,031,148.77	0.76
KY	49	4,747,217.14	0.71
Other	456	45,671,026.39	6.87
Total:	**4,634**	**$665,092,064.45**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	769	$96,051,457.10	14.44%
1% of Unpaid Balance	297	29,832,192.46	4.49
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	101	10,181,156.52	1.53
2 Mos. Int. on Unpaid Balance	24	4,184,383.48	0.63
2% of Unpaid Balance	321	41,178,365.46	6.19
3 Mos. Int. on Unpaid Balance	19	3,832,197.99	0.58
3%, 2%, 1% of Unpaid Balance	67	10,034,893.79	1.51
5%, 4%, 3%, 2%, 1% of Unpaid Balance	24	1,651,805.60	0.25
5% of Unpaid Balance	17	1,311,928.41	0.20
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	2,939	459,885,851.56	69.15
6 Mos. Int. on 80% of Amt. Prepaid	56	6,947,832.08	1.04
Total:	**4,634**	**$665,092,064.45**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	3,378	$443,692,588.62	66.71%
Stated	452	91,650,915.07	13.78
No Income Verification	362	51,357,081.44	7.72
EZ-Q	189	30,579,108.12	4.60
Alternate	85	20,755,934.84	3.12
No Asset Verification	87	14,747,868.54	2.22
Reduced	33	6,693,393.38	1.01
No Documentation	32	4,641,412.49	0.70
Limited	14	937,831.49	0.14
No Income/No Asset	2	35,930.46	0.01
Total:	**4,634**	**$665,092,064.45**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margins			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.750 - 3.000	13	$1,262,495.81	0.26%
3.001 - 3.500	9	1,485,808.79	0.31
3.501 - 4.000	9	1,434,181.11	0.30
4.001 - 4.500	69	12,363,911.04	2.59
4.501 - 5.000	142	21,331,078.23	4.46
5.001 - 5.500	231	34,726,565.23	7.27
5.501 - 6.000	692	119,167,025.60	24.94
6.001 - 6.500	959	152,448,471.82	31.90
6.501 - 7.000	453	66,819,494.09	13.98
7.001 - 7.500	245	30,674,551.83	6.42
7.501 - 8.000	117	12,620,767.55	2.64
8.001 - 8.500	76	6,917,182.49	1.45
8.501 - 9.000	76	7,571,516.99	1.58
9.001 - 9.500	57	6,112,689.96	1.28
9.501 - 10.000	11	1,272,859.12	0.27
10.001 >=	14	1,668,667.46	0.35
Total:	**3,173**	**$477,877,267.12**	**100.00%**

Minimum: 2.750%
Maximum: 10.710%
Weighted Average: 6.304%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,127	$473,307,056.73	99.04%
1.500	31	3,107,890.05	0.65
2.000	15	1,462,320.34	0.31
Total:	**3,173**	**$477,877,267.12**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.006%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

First Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	5	$562,406.71	0.12%
1.500	33	3,175,036.76	0.66
2.000	715	113,882,578.49	23.83
3.000	2,420	360,257,245.16	75.39
Total:	**3,173**	**$477,877,267.12**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.749%

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
9.375 - 9.500	1	$50,715.81	0.01%
11.001 - 11.500	2	257,233.05	0.05
11.501 - 12.000	2	220,077.81	0.05
12.001 - 12.500	9	1,708,638.06	0.36
12.501 - 13.000	32	5,850,155.49	1.22
13.001 - 13.500	97	19,714,132.65	4.13
13.501 - 14.000	232	46,331,016.41	9.70
14.001 - 14.500	336	56,616,232.72	11.85
14.501 - 15.000	499	92,880,926.46	19.44
15.001 - 15.500	382	57,532,667.56	12.04
15.501 - 16.000	435	66,208,327.04	13.85
16.001 - 16.500	286	35,647,595.08	7.46
16.501 - 17.000	316	39,832,738.30	8.34
17.001 - 17.500	199	21,595,627.52	4.52
17.501 - 18.000	159	16,991,472.43	3.56
18.001 - 18.500	89	7,891,488.93	1.65
18.501 - 19.000	60	5,103,767.49	1.07
19.001 - 19.500	26	2,796,642.81	0.59
19.501 >=	11	647,811.50	0.14
Total:	**$3,173**	**477,877,267.12**	**100.00%**

Minimum: 9.375%
Maximum: 20.700%
Weighted Average: 15.390%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	1	$182,102.71	0.04%
2.501 - 3.000	8	596,807.61	0.12
3.001 - 3.500	1	176,487.16	0.04
3.501 - 4.000	3	343,038.28	0.07
4.001 - 4.500	69	12,363,911.04	2.59
4.501 - 5.000	139	20,658,611.68	4.32
5.001 - 5.500	203	30,446,630.11	6.37
5.501 - 6.000	229	31,224,333.29	6.53
6.001 - 6.500	170	20,107,199.95	4.21
6.501 - 7.000	185	26,979,640.59	5.65
7.001 - 7.500	213	31,886,730.10	6.67
7.501 - 8.000	263	48,743,917.00	10.20
8.001 - 8.500	257	42,504,586.43	8.89
8.501 - 9.000	367	67,505,884.99	14.13
9.001 - 9.500	264	40,367,383.86	8.45
9.501 - 10.000	267	42,031,060.94	8.80
10.001 - 10.500	181	23,096,986.07	4.83
10.501 - 11.000	152	18,915,719.95	3.96
11.001 - 11.500	82	8,564,889.27	1.79
11.501 - 12.000	67	6,448,869.09	1.35
12.001 - 12.500	30	2,627,208.15	0.55
12.501 - 13.000	14	968,139.14	0.20
13.001 - 13.500	7	1,090,338.84	0.23
13.501 - 14.000	1	46,790.87	0.01
Total:	**3,173**	**$477,877,267.12**	**100.00%**

Minimum:	2.000%
Maximum:	13.700%
Weighted Average:	8.025%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2002-07	12	$1,175,179.26	0.25%
2002-08	19	1,857,885.15	0.39
2002-09	8	692,746.98	0.14
2002-10	2	193,398.46	0.04
2002-12	2	198,500.33	0.04
2003-01	2	199,092.70	0.04
2003-02	1	193,887.39	0.04
2003-03	2	224,527.40	0.05
2003-04	4	433,309.82	0.09
2003-06	2	74,482.01	0.02
2003-08	1	207,042.59	0.04
2003-09	2	310,461.15	0.06
2003-10	4	567,795.11	0.12
2003-11	3	528,470.30	0.11
2003-12	4	346,659.95	0.07
2004-01	13	1,702,565.41	0.36
2004-02	24	3,568,062.37	0.75
2004-03	648	86,753,628.49	18.15
2004-04	785	115,884,867.25	24.25
2004-05	1,001	166,201,249.93	34.78
2004-06	233	38,748,583.00	8.11
2004-09	2	435,809.25	0.09
2004-10	1	285,206.10	0.06
2004-11	4	606,320.40	0.13
2005-01	3	569,300.89	0.12
2005-02	5	627,111.65	0.13
2005-03	102	13,078,606.44	2.74
2005-04	105	15,248,968.38	3.19
2005-05	175	26,440,148.96	5.53
2005-06	4	523,400.00	0.11
Total:	**3,173**	**$477,877,267.12**	**100.00%**